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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  EBS Building L.L.C.

Title of Class of Securities:  Class A Membership Units

CUSIP Number: N/A



  (Date of Event Which Requires Filing of this Statement)

                     December 31, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number: N/A

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Management, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

    2,009,681

6.  Shared Voting Power:



7.  Sole Dispositive Power:

    2,009,681

8.  Shared Dispositive Power:



9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    2,009,681

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

    20.1%



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12. Type of Reporting Person

    IA; OO


















































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CUSIP Number: N/A

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

          Contrarian Capital Fund I, L.P.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

    619,267

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

    619,267

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    619,267

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

    6.19%



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12. Type of Reporting Person

    PN


















































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CUSIP Number: N/A

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Fund II, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

    780,292

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

    780,292

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    780,292

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

    7.8%



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12. Type of Reporting Person

    PN


















































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Item 1(a) Name of Issuer:  EBS Building L.L.C.

      (b) Address of Issuer's Principal Executive Offices:

              c/o PricewaterhouseCoopers LLP
              800 Market Street
              St. Louis, Missouri  63101

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Contrarian Capital Management, L.L.C. ("CCM")
          Contrarian Capital Fund I, L.P. ("Fund I")
          Contrarian Capital Fund II, L.P. ("Fund II")
          411 West Putnam Avenue
          Suite 225
          Greenwich, CT 06830

          CCA and CCM - Delaware limited liability companies

          Fund I and Fund II - Delaware limited partnerships


    (d)   Title of Class of Securities:  Class A Membership
          Units

    (e)   CUSIP Number:  N/A

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,



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    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

 Item 4. Ownership.

         (a) Amount Beneficially Owned: CCM - 2,009,681
             Class A Units (the "Units"); Fund I - 619,267
             Units; Fund II - 780,292.

         (b) Percent of Class: CCM - 20.1%; Fund I - 6.19%;
         Fund II - 7.8%.

         (c) CCM - 2,009,681 Units with shared power to vote or to direct the vote; 0 Units with sole power to vote or to direct the vote; 2,009,681 Units with shared power to dispose or to direct the disposition of; 0 Units with the sole power to dispose or to direct the disposition of

             Fund I - 619,267 Units (This amount is included in the Units that are itemizd above under CCM. CCM shares the power to vote or direct the vote of these Units with Fund I as indicated below) with shared power to vote or to direct the vote; 0 Units with sole power to vote or to direct the vote; 619,267 Units with shared power to dispose or to direct the disposition of; 0 Units with the sole power to dispose or to direct the disposition of

             Fund II - 780,292 Units (This amount is
             included in the Units that are itemized above under CCM. CCM shares the power to vote or direct the vote of these Units with Fund II as indicated below) with shared power to vote or to direct the vote; 0 Units with sole power to vote or to direct the vote; 780,292 Units with shared power to dispose or to direct the


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             Disposition of; 0 Units with the sole power to
             dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         CCM acts as the investment manager with respect to certain assets of First Plaza Group Trust, which holds greater than 5% of the outstanding Units.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. N/A


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

    /s/ Jon R. Bauer
    _________________________
By: Jon R. Bauer, Managing Member











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    CONTRARIAN CAPITAL FUND I, L.P.

By: Contrarian Capital Management, L.L.C., its General Partner

    /s/ Jon R. Bauer
    __________________
By: Jon R. Bauer, Managing Member

    CONTRARIAN CAPITAL FUND II, L.P.

By: Contrarian Capital Management, L.L.C., its General Partner

    /s/ Jon R. Bauer
    __________________
By: Jon R. Bauer, Managing Member

    Date: February 16, 2001




































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                            AGREEMENT



      The undersigned agree that this Amendment No. 1 to Schedule

13G dated February 16, 2001 relating to the Common Stock of EBS

Building L.L.C. shall be filed on behalf of the undersigned.


                             CONTRARIAN CAPITAL MANAGEMENT,
                               L.L.C.

                             BY: /s/ JON R. BAUER
                                 _____________________________
                                 JON R. BAUER, MANAGING MEMBER

                             CONTRARIAN CAPITAL FUND I, L.P.

                             By: Contrarian Capital
                               Management,L.L.C., its general
                               partner

                                 /s/ Jon R. Bauer
                                 __________________
                             By: Jon R. Bauer, Managing Member

                             Contrarian Capital fund II, L.P.

                             By: Contrarian Capital Management,
                                 L.L.C., its general partner

                                 /s/ Jon R. Bauer
                                 __________________
                             By: Jon R. Bauer, Managing Member

















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